                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

             RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                                 NCH Corporation
                                (Name of Issuer)

                                 NCH Corporation
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, PAR VALUE $1.00
                         (Title of Class of Securities)

                                   628850 10 9
                      (CUSIP Number of Class of Securities)

                               Joe Cleveland, Esq.
                           Vice President & Secretary
                                 NCH Corporation
                            2727 Chemsearch Boulevard
                               Irving, Texas 75062
                                 (972) 438-0211


                                    Copy To:
                              James C. Morphy, Esq.
                             Keith A. Pagnani, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

         This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE


Transaction Valuation *                                     Amount of Filing Fee
    $135,022,725                                                 $27,004.55

         * Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of 2,762,449 shares of common stock, $1.00 par value (the "Shares"), of NCH Corporation, a Delaware corporation ("NCH"), at a price per share of $52.50 in cash, without interest thereon. Such number of Shares represents all of the Shares outstanding as of January 2, 2002, minus 3,011,315 Shares already beneficially owned by Ranger Merger Corporation ("Offeror") and its affiliates (excluding up to 230,000 Shares that affiliates of the Offeror may sell prior to or in connection with the Offer), plus approximately (x) 134,975 vested options to purchase Shares that are expected to be outstanding prior to the effective time of the Merger, (y) 90,096 unvested options that according to the Agreement and Plan of Merger, dated as of December 24, 2001 (the "Merger Agreement"), will be accelerated and (z) 10,863 stock participation units, whether or not exercisable, that according to the Merger Agreement will be accelerated, the exercise prices of which are less than $52.50. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, equals 1/50 of one percent of the value of the Shares to be acquired.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $27,004.55
Form or Registration No.:  SC TO-T
Filing Parties:            Ranger Merger Corporation,
                           Ranger Holding LLC
                           and their affiliates
Date Filed:                January 7, 2002

         This Amendment No. 2 ("Amendment No. 2") amends and supplements the
Schedule 13E-3 (the "Schedule 13E-3") filed by NCH Corporation, a Delaware corporation ("NCH"), on January 25, 2002, as amended and supplemented by Amendment No. 1 thereto filed by NCH on February 5, 2002 (together, the "Schedule 13E-3"). The filing person is the subject company. The Schedule 13E-3, as amended and supplemented by this Amendment No. 2, relates to the tender offer by Ranger Merger Corporation, a Delaware corporation ("Purchaser") and wholly owned subsidiary of Ranger Holding LLC, a Delaware limited liability company ("Holding"), to purchase all issued and outstanding shares of NCH common stock, par value $1.00 per share (the "Shares"), not held by Purchaser, Holding or their affiliates, at a purchase price of $52.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's and Holding's Offer to Purchase (including all schedules and annexes thereto), dated January 7, 2002, and in the related Letter of Transmittal. All capitalized terms used but not defined in this Amendment No. 2 have the meanings given to them in the Schedule 13E-3

ITEMS 1, 5, 7 AND 11.

         The information set forth in Amendment No. 5 to the Schedule TO/13E-3 filed by Purchaser, Holding and their affiliates on February 14, 2002 is expressly incorporated herein by reference in response to Items 1, 5, 7 and 11 of the Schedule 13E-3.

ITEM 16.  EXHIBITS.

(a)(1)(iv)   Letter of Transmittal, dated February 14, 2002.*

(a)(1)(v)    Notice of Merger and Appraisal Rights, dated February 14, 2002.*

(a)(2)(iii) Letter to the Stockholders of NCH from Irvin L. Levy, Chairman of the Board of Directors of NCH, dated February 14, 2002.*

(a)(5)(xix)  Text of press release issued by NCH on February 13, 2002.**

(a)(5)(xx)   Text of press release issued by NCH on February 13, 2002.*

--------------------------

* Incorporated by reference from Amendment No. 5 to the Schedule TO/13E-3 filed by Purchaser, Holding and their affiliates on February 14, 2002 (SEC File No. 5-10518).

** Incorporated by reference from Amendment No. 4 to the Schedule TO/13E-3 filed by Purchaser, Holding and their affiliates on February 13, 2002 (SEC File No. 5-10518).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      NCH CORPORATION


                                      By:/s/Joe Cleveland
                                         -------------------------------------
                                         Name:  Joe Cleveland
                                         Title:  Vice President and Secretary

Dated:  February 14, 2002

                                  EXHIBIT INDEX

(a)(1)(i)        Offer to Purchase, dated January 7, 2002.

(a)(i)(ii)       Letter of Transmittal, dated January 7, 2002.

(a)(i)(iii)      Notice of Guaranteed Delivery, dated January 7, 2002.

(a)(1)(iv)       Letter of Transmittal, dated February 14, 2002.*

(a)(1)(v)        Notice of Merger and Appraisal Rights, dated February 14,
                 2002.*

(a)(2)(i) Letter to the Stockholders of NCH from Irvin L. Levy, Chairman of the Board of Directors of NCH.

(a)(2)(ii)       Letter to Stockholders of NCH from Joe Cleveland, dated January
                 7, 2002.

(a)(2)(iii) Letter to Stockholders of NCH from Irvin L. Levy, Chairman of the Board of Directors of NCH, dated February 14, 2002.*

(a)(3)           Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)           Not applicable.

(a)(5)(i) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated January 7, 2002.

(a)(5)(ii)       Letter to clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Nominees, dated January 7, 2002.

(a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(iv)       Text of letter from Irvin L. Levy and Lester A. Levy, Sr. to
                 NCH's Board, dated September 28, 2001.

(a)(5)(v)        Summary Advertisement as published in the New York Times on
                 January 7, 2002.

(a)(5)(vi)       Text of press release issued by NCH on October 1, 2001.

(a)(5)(vii)      Text of press release issued by NCH on December 24, 2001.

(a)(5)(viii)     Text of press release issued by NCH on January 7, 2002.

(a)(5)(ix)       Schedule 14D-9 filed on January 7, 2002.

(a)(5)(x)        Amendment No. 1 to the Schedule 14D-9 filed on January 18,
                 2002.

(a)(5)(xi)       Amendment No. 2 to the Schedule 14D-9 filed on January 22,
                 2002.

(a)(5)(xii)      Amendment No. 3 to the Schedule 14D-9 filed on January 25,
                 2002.

(a)(5)(xiii)     Schedule TO/13E-3 filed on January 7, 2002.

(a)(5)(xiv)      Amendment No. 1 to the Schedule TO/13E-3 filed on January 22,
                 2002.

(a)(5)(xv)       Amendment No. 2 to the Schedule TO/13E-3 filed on January 25,
                 2002.

(a)(5)(xvi)      Text of press release issued by NCH on February 5, 2002.

(a)(5)(xvii)     Text of press release issued by NCH on February 5, 2002.

(a)(5)(xviii)    Credit Agreement, dated February 5, 2002, among Purchaser, Bank of America, N.A., JP Morgan Chase Bank and the other lenders thereto.

(a)(5)(xix)      Text of press release issued by NCH on February 13, 2002.**

(a)(5)(xx)       Text of press release issued by NCH on February 13, 2002.*

(b) Financing Commitment Letter, dated October 12, 2001, from Bank of America, N.A. and Bank of America Securities LLC relating to
                 $130,000,000 aggregate principal amount of senior credit facilities as amended by letters dated November 8, 2001 and December 10, 2001.

(c)(i)           Fairness Opinion of Dresdner Kleinwort Wasserstein, Inc.
                 ("DrKW")

                 (included as Annex B to the Offer to Purchase filed as Exhibit
                 (a)(1)(i)).

(c)(ii)          Materials presented by DrKW to the Special Committee, dated
                 December 24, 2001.

(c)(iii)         Preliminary materials presented by DrKW to the Special
                 Committee, dated December 18, 2001.

(c)(iv)          Preliminary materials presented by DrKW to the Special
                 Committee, dated December 5, 2001

(c)(v)           Preliminary materials presented by DrKW to the Special
                 Committee, dated October 31, 2001.

(c)(vi)          Financial Projections Prepared by the Management of NCH, dated
                 April 2001 (the "April Projections").

(c)(vii)         Financial Projections Prepared by the Management of NCH, dated
                 September 2001 (the "July Projections").

(c)(viii)        Financial Projections Prepared by the Management of NCH, dated
                 October 2001 (the "October Projections").

(c)(ix) Materials presented by Deutsche Banc Alex. Brown Inc. ("DB") to the Levy Group, dated April 4, 2001.

(c)(x)           Materials presented by DB to the Levy Group, dated September
                 17, 2001.

(d)(i) Agreement and Plan of Merger, dated as of December 24, 2001, by and among Holding, Purchaser and NCH (included as Annex A to the Offer to Purchase filed as Exhibit (a)(1)(i)).

(d)(ii)          None.

(e)(i)           Excerpts from Proxy Statement for 2001 Annual Meeting of
                 Stockholders of NCH Corporation, dated June 27, 2001.

(e)(ii) Limited Liability Company Agreement of Ranger Holding LLC, dated as of December 24, 2001.

(f) Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed as Exhibit
                 (a)(1)(i)).

(g)              None.

(h)              None.

---------------------
Unless otherwise indicated, each exhibit has been previously filed.

* Incorporated by reference from Amendment No. 5 to the Schedule TO/13E-3 filed by Purchaser, Holding and their affiliates on February 14, 2002 (SEC File No. 5-10518).

** Incorporated by reference from Amendment No. 4 to the Schedule TO/13E-3 filed by Purchaser, Holding and their affiliates on February 13, 2002 (SEC File No. 5-10518).